September 25, 2018


Minpei Zha
Golden Metropolis International Limited
278 Suxi Road
Binhu District, Wuxi
Jiangsu Province, People's Republic of China 214123

       Re:      Golden Metropolis International Limited
                Amendment No. 3 to Registration Statement on Form F-1 Filed September 13, 2018
                File No. 333-221955

Dear Mr. Zha:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Conflicts of Interest, page 19

1. Please expand your risk factor to clearly disclose that your CFO remains employed by
       CAN Partners. Given that your CFO is not a full time employee, please also disclose whether you have any other employees with substantial US GAAP experience. Disclose also whether you intend to continue using your CFO's firm to prepare your US GAAP financial statements.

Capitalization, pages 36-37

2. Please delete the brackets around the liability and positive equity balances.
 Minpei Zha
Golden Metropolis International Limited
September 25, 2018
Page 2

Consolidated Financial Statements, page F-1

3. Please amend your filing to include interim financial statements and related disclosures, if applicable. Refer to Item 8.A.5 of Form 20-F for guidance.

Note 3, page F-18

4. As previously noted, the adverse factors impacting your 12/31/17 accounts receivable portfolio do not appear to support the reduction in your allowance for doubtful accounts.
       At December 31, 2016 your allowance covered 19% of your gross receivables whereas in
       2017 your allowance only covers 12% of gross receivables. ASC 310-10-35-4(c) requires that "The approach for determination of the allowance shall be well documented and applied consistently from period to period." The only objective evidence that you have provided to support the decrease is the fact that a single $2.3m delinquent account was collected February 2018. Absent any negative objective evidence, the decrease may appear reasonable. However we previously communicated to you multiple adverse 2017 developments that apparently have not been incorporated into your analysis. Your proportion of receivables over 180 days old increased between 2016 and 2017. Your total receivables increased in 2017 even though your revenues decreased, indicating an obvious deterioration in the ability of your customers to meet their obligations. Nothing has been subsequently collected on $21 million of your 12/31/17 receivables.
       Approximately $5.5 million of your receivables have been outstanding since 2015 and prior which only leaves $2.4 million left in your allowance to cover uncollectible accounts in the remaining $59 million of your receivables portfolio. Accordingly, it does not appear that you performed a complete analysis of the requirements of ASC 310-10-
       35-4 through 35-11 and correlated the objective negative evidence to the valuation of your allowance. Please complete a comprehensive analysis of the allowance for doubtful accounts and record the appropriate adjustments to your financial statements. Please ensure that you consider the guidance of ASC 250-10-45-22 through 45-24 as well as
       ASC 250-10-50-7 through 50-10.

Exhibit 23.1

5.     Please provide an updated auditor consent in the amended filing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Minpei Zha
Golden Metropolis International Limited
September 25, 2018
Page 3

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot,
Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or Asia
Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.


                                                          Sincerely,

                                                          /s/ Asia
Timmons-Pierce, for

                                                          Amanda Ravitz
                                                          Assistant Director
                                                          Office of
Manufacturing and
                                                          Construction